UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: May 15, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM WELCOMES THE COURT RULING UPHOLDING THE DECISION OF THE SHAREHOLDERS

MEETING THAT APPROVED THE ACQUISITION OF UKRAINIAN RADIO SYSTEMS

Moscow and New York (May 15, 2006)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that the Moscow Arbitration Court has ruled in favor of VimpelCom in one of the lawsuits filed by Telenor East Invest AS. The Company is pleased with the court’s decision which upheld the validity of the September 2005 shareholder vote which approved the acquisition of CJSC “Ukrainian Radio Systems” (“URS”) as an interested party transaction.

Commenting on the decision of the court, VimpelCom’s Chairman, David Haines, said, “We are very pleased that the Moscow Arbitration Court ruled in VimpelCom’s favor and refused to invalidate the EGM decision. An overwhelming 89% of our public shareholders who voted at the EGM voted in favor of the URS acquisition after an open and thorough public debate. It is my hope that this decision and the prior vote of the shareholders send a clear message to Telenor that it is time to act in the best interests of all the shareholders in VimpelCom and withdraw their remaining lawsuits against the Company.”

Today’s court ruling is subject to appeal and Telenor has announced its intention to appeal.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the possible appeal of the court decision described above. There can be no assurance that Telenor will not appeal this decision and, if they do, that the decision will not be overturned on appeal. There can be no assurance that an adverse decision of the appeal court will not adversely impact the outcome to VimpelCom in the two additional pending lawsuits brought by Telenor against the Company challenging the URS acquisition. In addition, there can be no assurances that additional claims will not be made by Telenor or other third parties regarding the Company’s acquisition of URS or other matters. In the event a decision unfavorable to the Company becomes binding in any pending or future court cases, including a decision for monetary damages and/or to unwind the URS acquisition, it could have an adverse effect on the Company, its business, its expansion strategy and its financial results. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com